Integrated finance company
NICHIEI CO., LTD.

File Number: 82-4664

May 27, 2002

02 OCT 23 AM 9:38

02055601

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

SUPPL

Dear Sirs:

Nichiei Co., Ltd. (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

NICHIEI CO., LTD.

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

By: ______________________
AKIRA SUZUKI
DIRECTOR AND HEAD OF
CORPORATE PLANNING GROUP

dlw 11/20

Nichiei Co., Ltd.

<u>Index</u>

Translation for:

1. Annual Report Release for the Fiscal Year ended March 31, 2002 (Consolidated)

2. Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2002

3. Announcement of Change of Corporate Name

4. Announcement of Acquisition by the Company of its Own Shares (Acquisition of its own shares under Article 210 of the Commercial Code)

2. *Average number of outstanding shares for each period (consolidated):*
   Year ended March 31, 2002: 79,477,935 shares
   Year ended March 31, 2001: 66,264,762 shares
3. *Changes in accounting treatment: Not applicable*
4. *The percentage figures which appear in Operating Income, Operating Profit, Ordinary Profit and Net Income are compared to prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2002	¥338,960 million	¥153,315 million	45.2%	¥1,906.60
Year ended March 31, 2001	¥365,746 million	¥165,041 million	45.1%	¥2,432.24

(Note) Total outstanding shares as of the end of each fiscal year (consolidated):
Year ended March 31, 2002: 80,413,288 shares
Year ended March 31 ,2001: 67,855,489 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at Year End
Year ended March 31, 2002	¥30,636 million	¥4,369 million	-¥27,366 million	¥35,073 million
Year ended March 31, 2001	¥58,869 million	-¥523 million	-¥109,249 million	¥27,434 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 1

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: –

(5) Object of consolidation and application of equity method:

Consolidated (New): – (Exception): –
Equity Method (New): – (Exception): –

2. Forecast of Consolidated Business Results (April 1, 2002 through March 31, 2003)

	Operating Income	Ordinary Profit	Net Income
Interim	¥21,000 million	-¥1,500 million	-¥3,000 million
Annual	¥47,000 million	¥6,500 million	¥400 million

(Reference)
Estimated net income per share (annual): 4.97 yen

* *The above figures of the forecast is calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors.*

File Number: 82-4664

(Summary English Translation)

Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2002

May 24, 2002

Nichiei Co., Ltd.
Code Number: 8577
(URL http://www.nichiei.shimogyo.kyoto.jp)

Stock Exchanges:
Tokyo Stock Exchange
Osaka Securities Exchange

Attn.: Akira Suzuki
Director and General Manager of
Management Planning Division
Board Meeting Date: May 24, 2002
General Meeting of Shareholders: June 27, 2002

Location of Head Office: Kyoto
Tel.: (075)321-6161

Interim Dividends: applicable
Unit Share System:
applicable (1 unit: 100 shares)

1. Business Results (April 1, 2001 through March 31, 2002)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Operating Income	Operating Profit	Ordinary Profit
Year ended March 31, 2002	¥36,875 million (-25.5%)	¥7,122 million (–)	¥7,632 million (–)
Year ended March 31, 2001	¥49,498 million (-46.7%)	-¥8,893 million (–)	-¥5,975 million (–)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Operation Income
Year ended March 31, 2002	-¥5,490 million (–)	-¥69.09	–	-3.2%	1.9%	20.7%
Year ended March 31, 2001	-¥36,164 million (–)	-¥545.69	–	-18.0%	-1.2%	-12.1%

(Notes)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2002: 79,477,935 shares
   Year ended March 31, 2001: 66,272,400 shares
2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures which appear in Operating Income, Operating Profit, Ordinary Profit and Net Income are compared to prior year.*
4. *As from the fiscal year ended March 31, 2002, own shares are included in the items to be deducted from the capital and each of the figures for "Net Income per Share" and "Net Income per Share (fully diluted)" are calculated by deducting the number of own shares from the average number of outstanding shares for each period.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments	Ratio of Dividends to Net Income	Ratio of Dividends to Shareholders' Equity
		Interim	Annual			
Year ended March 31, 2002	¥12.50	–	¥12.50	¥1,005 million	–	0.6%
Year ended March 31, 2001	¥10.00	–	¥10.00	¥678 million	–	0.4%

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2002	¥365,477 million	¥165,037 million	45.2%	¥2,052.37
Year ended March 31, 2001	¥443,425 million	¥182,562 million	41.2%	¥2,690.44

(Notes)

1. *Total outstanding shares as of the end of each fiscal year:*
   Year ended March 31, 2002: 80,413,288 shares
   Year ended March 31, 2001: 67,855,899 shares
2. *Total number of own shares as of the end of each fiscal year:*
   Year ended March 31, 2002: 1,325,202 shares
   Year ended March 31, 2001: 410 shares
3. *As from the fiscal year ended March 31, 2002, own shares are included in the items to be deducted from the capital and the figures for "Shareholders' Equity per Share" are calculated by deducting the number of own shares from the number of outstanding shares.*

2. **Forecast of Business Results (April 1, 2002 through March 31, 2003)**

	Operating Income	Ordinary Profit	Net Income	Dividends per Share		
				Interim	Annual	
Interim	¥15,000 million	-¥1,500 million	-¥3,000 million	–	–	–
Annual	¥33,000 million	¥4,500 million	¥300 million	–	¥12.50	¥12.50

(Reference)
Estimated net income per share (annual): 3.73 yen

* *The above figures of the forecast is calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors.*

File Number: 82-4664

(English Translation)

May 24, 2002

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
Nichiei Co., Ltd.
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Norio Chihara
Managing Director and Public
Relations Manager
Tel.: (075) 321-6161

Announcement of Change of Corporate Name

We hereby announce that the Company has resolved at a meeting of the board of directors held on May 24, 2002, to discuss the change of corporate name of the Company at its 33rd Ordinary General Meeting of Shareholders to be held on June 27, 2002.

1. New corporate name:

Kabushiki Kaisha LOPRO
(English corporate name: LOPRO CORPORATION)

2. Reason for change in corporate name:

Since its establishment, the Company has received generous support and encouragement from you under the corporate name of "Nichiei". However, with an aim to make a further leap forward in the 21st century, the Company has decided to change its corporate name. The new corporate name "LOPRO" is an abbreviation of "Long Prosperity" and it expresses the Company's stance to hope for the prosperity of its customers and to conduct its utmost support for the purpose of realizing such prosperity.

3. Effective date of change:

November 1, 2002

File Number: 82-4664

(English Translation)

May 24, 2002

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
Nichiei Co., Ltd.
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Norio Chihara
Director and Public Relations
Manager
Tel.: (075) 321-6161

Announcement of Acquisition by the Company of its Own Shares
(Acquisition of its own shares under Article 210 of the Commercial Code)

We hereby announce that the Company has resolved at a meeting of the board of directors held on May 24, 2002, to acquire its own shares pursuant to the provisions of Article 210 of the Commercial Code.

1. Reason of Acquisition by the Company of its Own Shares

The Company acquires its own shares pursuant to the provisions of Article 210 of the Commercial Code in order to enable an accomplishment of a flexible capital policy.

2. Substance of Acquisition

(1) Kind of shares to be acquired:

Shares of common stock of the Company

(2) Aggregate number of shares to be acquired:

2,500,000 shares (maximum)

(3) Aggregate amount of acquisition price of shares:

¥3,000,000,000 (maximum)

(Note) The above is subject to approval of the agendum "Acquisition of its own shares" at the Company's 33rd Ordinary General Meeting of Shareholders to be held on June 27, 2002.